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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the period of December 23, 1996              Commission File Number:  1-9025


                                VISTA GOLD CORP.
                              (Name of Registrant)

                                   Suite 3000
                             370 Seventeenth Street
                             Denver, Colorado 80202
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


      Form 20-F     X                   Form 40-F
                  -----                             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


          Yes                          No        X
                  -----                        -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.
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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VISTA GOLD CORP.



Date:  January 2, 1997                  By:     /s/ KARLA J. KIMREY
                                                ------------------------------
                                                Karla J. Kimrey
                                                Director of Investor Relations





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                                 EXHIBIT INDEX


 Exhibit          Description of Exhibit
 -------          ----------------------
   99.1           Press release dated December 20, 1996, stating that the Company was informed by the Bolivian government that officials sent the police into the mines at
                  Capa Circa and Amayapampa to restore law and order after the illegal occupation of the mines was instigated by a small group of dissident miners.

   99.2           Press release dated December 23, 1996, stating that the Company announced the resolution of the Bolivian conflict.  Representatives of the Bolivian government informed the Company this morning that the conflict at the
                  Amayapampa and Capa Circa mines has been resolved.  Members of the miner's group and representatives of the Bolivian government signed an agreement for the peaceful return of the mines to Vista Gold Corp.